SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of August 2009
Commission File Number: 001-06439
SONY CORPORATION
(Translation of registrant’s name into English)
7-1, KONAN 1-CHOME, MINATO-KU, TOKYO 108-0075, JAPAN
(Address of principal executive offices)
The registrant files annual reports under cover of Form 20-F.
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes  ☐   No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Quarterly Securities Report

For the three months ended June 30, 2009

(TRANSLATION)

Sony Corporation

Note for readers of this English translation

On August 12, 2009, Sony Corporation (the “Company”) filed its Japanese-language Quarterly Securities Report (Shihanki Houkokusho) for the three months ended June 30, 2009 with the Kanto Financial Bureau in Japan (the “Report”) pursuant to the Financial Instruments and Exchange Act of Japan. This document is an English translation of the Report in its entirety, except for (i) information which had been previously filed with or submitted to the U.S. Securities and Exchange Commission (the “SEC”) in a Form 20-F, Form 6-K and any other forms and (ii) a description of differences between generally accepted accounting principles in the U.S. (“U.S. GAAP”) and generally accepted accounting principles in Japan (“J-GAAP”), which are required to be described in the Quarterly Securities Report under the Financial Instruments and Exchange Act of Japan if the Company prepares its financial statements in conformity with accounting principles other than J-GAAP.

Cautionary Statement

Statements made in this translation with respect to Sony’s (as defined below) current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending as well as the recent worldwide crisis in the financial markets and housing sectors; (ii) exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated; (iii) Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including platforms within the game business, which are offered in highly competitive markets characterized by continual new product introductions, rapid development in technology and subjective and changing consumer preferences. (iv) Sony’s ability and timing to recoup large-scale investments required for technology development and increasing production capacity; (v) Sony’s ability to implement successfully business restructuring and transformation efforts; (vi) Sony’s ability to implement successfully its hardware, software, and content integration strategy and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments; (vii) Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to correctly prioritize investments; (viii) Sony’s ability to maintain product quality; (ix) Sony’s ability to secure adequate funding to finance restructuring activities and capital investments given the current state of global capital markets; (x) the success of Sony’s joint ventures and alliances; (xi) the outcome of pending legal and/or regulatory proceedings; (xii) shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment; and (xiii) the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment. Risks and uncertainties also include the impact of any future events with material adverse impacts.

I	Corporate Information

(1) Selected Consolidated Financial Data

	Yen in millions, Yen per share amounts
	Three Months Ended June 30, 2008	Three Months Ended June 30, 2009	Fiscal Year Ended March 31, 2009
Sales and operating revenue	1,979,044	1,599,853	7,729,993
Operating income (loss)	73,439	(25,700)	(227,783)
Income (loss) before income taxes	62,922	(32,944)	(174,955)
Net income (loss) attributable to Sony Corporation’s stockholders	34,977	(37,093)	(98,938)
Total equity	3,863,320	3,244,539	3,216,602
Total assets	12,792,767	12,366,462	12,013,511
Stockholders’ equity per share of common stock (yen)	3,577.00	2,958.91	2,954.25
Net income (loss) attributable to Sony Corporation’s stockholders per share of common stock, basic (yen)	34.86	(36.96)	(98.59)
Net income (loss) attributable to Sony Corporation’s stockholders per share of common stock, diluted (yen)	33.28	(36.96)	(98.59)
Ratio of stockholders’ equity to total assets (%)	28.1	24.0	24.7
Net cash provided by (used in) operating activities	(216,937)	56,918	407,153
Net cash provided by (used in) investing activities	(214,262)	(172,858)	(1,081,342)
Net cash provided by financing activities	113,659	265,254	267,458
Cash and cash equivalents at end of the period	787,764	807,931	660,789
Number of employees	181,300	170,800	171,300

Notes:

1.	The Company’s consolidated financial statements are prepared in conformity with U.S. GAAP.

2.	The Company reports equity in net income (loss) of affiliated companies as a component of operating income (loss).

3.

The Company adopted Statement of Financial Accounting Standards (“FAS”) No. 160, “Noncontrolling Interests in Consolidated Financial Statements an amendment of ARB No. 51” on April 1, 2009, via retrospective application of the presentation and disclosure requirements. Upon the adoption of FAS No. 160, noncontrolling interests, which were previously referred to as minority interest and classified between total liabilities and stockholders’ equity on the consolidated balance sheets, are now included as a separate component of total equity. In addition, the net income (loss) on the consolidated statements of income now includes the net income attributable to noncontrolling interests. These financial statement presentation requirements have been adopted retrospectively and prior year amounts in the consolidated financial statements have been reclassified or adjusted to conform to FAS No. 160.

4.	Consumption taxes are not included in sales and operating revenue.

5.	Total equity is presented based on U.S. GAAP.

6.	Stockholders’ equity per share of common stock is calculated by using the Company’s stockholders’ equity.

7.	The Company prepares its consolidated financial statements, and therefore parent-alone financial data is not prepared.

(2) Business Overview

There was no significant change in the business of the Company and its consolidated subsidiaries (collectively “Sony”) during the three months ended June 30, 2009.

Sony realigned its reportable segments effective from the first quarter of the fiscal year ending March 31, 2010 to reflect the

Company’s reorganization as of April 1, 2009. For further information of the realignment, please refer to “V Financial Statements 1. Summary of significant accounting policies (2) Changes in accounting policies, procedures and presentation rules applied in the preparation of the interim consolidated financial statements: Business segment realignment.”

As of June 30, 2009, the Company had 1,278 subsidiaries and 91 affiliated companies, of which 1,242 companies are consolidated subsidiaries (including variable interest entities) of the Company. The Company has applied the equity accounting method for 85 affiliated companies.

(3) Changes in Subsidiaries and Affiliated Companies

There was no significant change in subsidiaries and affiliated companies during the three months ended June 30, 2009. Note: Sony Music Manufacturing Inc. changed its corporate name to Sony DADC Japan Inc. as of April 1, 2009.

(4) Number of Employees

The following table shows the number of employees as of June 30, 2009.

Consolidated	170,800*
Parent-alone	17,267

* Figures less than one hundred are rounded to the nearest unit.

II	State of Business

(1) Manufacturing, Orders Received and Sales

The products that Sony manufactures and sells are extremely diverse. Due to the nature of electronics devices, home game consoles, game software, and music and video software, Sony generally manufactures products based on forecasts. Because Sony maintains a relatively stable and necessary level of product inventory in order to carry out the manufacturing of electronic devices, its level of production is similar to its level of sales. For further information please refer to “(4) Management’s Discussion and Analysis of Financial Condition, Results of Operations and Status of Cash Flows” below.

(2) Risk Factors

Note for readers of this English translation:

Aside from the description of the joint venture agreement with Sharp Corporation (“Sharp”) and the judicial review on Sony’s music business by the European Court discussed in the risk factors below, there are no significant changes from the information presented in the Risk Factors section of the Annual Report on Form 20-F filed with the SEC on June 23, 2009. The descriptions below are based on management’s assumptions and beliefs in light of the information currently available to it.

URL: The Annual Report on Form 20-F filed with the SEC on June 23, 2009

http://www.sec.gov/Archives/edgar/data/313838/000095012309016105/k02095e20vf.htm

Sony’s utilization of joint ventures and alliances within strategic business areas may not be successful.

During the last several years Sony has moved toward the establishment of joint ventures and strategic alliances in order to supplement or replace functions that were previously performed by divisions of Sony Corporation or wholly-owned subsidiaries.

Sony currently has investments in several joint ventures, including Sony Ericsson Mobile Communications AB and S-LCD Corporation. If Sony and its partners from existing alliances, joint ventures and strategic investments are unable to reach their common financial objectives successfully, Sony’s financial performance may be adversely affected. Sony’s financial performance may also be adversely affected temporarily or in the short- and medium-term during the period of alliances, joint ventures and strategic investments even if Sony and its partners remain on course to achieve their common objectives. On July 30, 2009, Sony entered into an agreement to establish a joint venture company with Sharp to produce and sell large-sized LCD panels and modules.

Sony may not adequately manage the growing number of joint ventures and strategic alliances, and, in particular, may not deal effectively with the legal and cultural differences that can arise in such relationships, with changes in the relationships, or with changes in the financial status of its partners. In addition, by participating in joint ventures or strategic alliances, Sony may encounter conflicts of interest, may not maintain sufficient control over the joint venture or strategic alliance, including over cash flow, and may be faced with an increased risk of the loss of proprietary technology or know-how. Sony’s reputation could be harmed by the actions or activities of a joint venture that uses the Sony brand.

Sony’s music business may be subject to renewed judicial review by the European Court.

In August 2004, Sony combined its recorded music business outside of Japan with the recorded music business of Bertelsmann AG (“Bertelsmann”), forming SONY BMG MUSIC ENTERTAINMENT (“SONY BMG”), after receiving antitrust approval from, among others, the European Commission. On December 3, 2004, Impala, an international association of 2,500 independent recorded music companies, appealed the European Commission’s clearance decision to the EU Court of First Instance (“CFI”). On July 13, 2006, the CFI annulled the Commission’s decision to allow the merger to go forward, requiring the Commission to re-examine the transaction. In October 2006, Sony Corporation of America (“SCA”) and Bertelsmann filed an appeal of the CFI’s judgment to the Court of Justice of the European Communities (“ECJ”). On October 3, 2007, following its re-examination of the merger, the Commission rendered a second clearance decision reaffirming the conclusion reached in 2004 that the transaction raised no competition concerns. On June 16, 2008, Impala announced it had filed an appeal of that second clearance decision to the CFI. On July 10, 2008, the ECJ rendered judgment on the 2006 appeal of SCA and Bertelsmann, setting aside the CFI’s annulment of the Commission’s original clearance decision and referring the case back to the CFI for further consideration. On September 26, 2008, the CFI stayed Impala’s 2008 appeal of the Commission’s second clearance decision pending a final ruling by the CFI on the original clearance decision. As of October 1, 2008, SONY BMG became a wholly-owned subsidiary of Sony and was renamed Sony Music Entertainment as of January 1, 2009. On June 30, 2009, the CFI determined that Impala’s 2004 appeal of the Commission’s original clearance decision was devoid of purpose and that there was therefore no longer any need to adjudicate on that appeal. Accordingly, the 2004 clearance decision has become final. The CFI is presently considering the implications of its order of June 30, 2009, for Impala’s appeal of the second clearance decision.

(3) Material Contracts

There was no execution of material contracts during the three months ended June 30, 2009.

Note for readers of this English translation:

The above means that there is no update from the description in the Company’s Annual Report on Form 20-F (“Patents and Licenses” in item 4) filed with the SEC on June 23, 2009.

URL: The Annual Report on Form 20-F filed with the SEC on June 23, 2009

http://www.sec.gov/Archives/edgar/data/313838/000095012309016105/k02095e20vf.htm

(4) Management’s Discussion and Analysis of Financial Condition, Results of Operations and Status of Cash Flows

i) Results of Operations and Status of Cash Flows

Note for readers of this English translation:

Except for information specifically included in this English translation, this document omits certain information set out in the Japanese-language Quarterly Securities Report, since it is the same as described in the press release previously submitted to the SEC. Please refer to “Consolidated Financial Results for the First Quarter Ended June 30, 2009” submitted to the SEC on Form 6-K on July 30, 2009.

URL: The press release titled “Consolidated Financial Results for the First Quarter Ended June 30, 2009”

http://www.sec.gov/Archives/edgar/data/313838/000115752309005329/a6016681.htm

  Foreign Exchange Fluctuations and Risk Hedging

Note for readers of this English translation:

Even though foreign exchange rates fluctuated, there was no significant change in risk hedging policy from the description in the Annual Report on Form 20-F filed with the SEC on June 23, 2009.

URL: The Annual Report on Form 20-F filed with the SEC on June 23, 2009

http://www.sec.gov/Archives/edgar/data/313838/000095012309016105/k02095e20vf.htm

ii) Issues Facing Sony and Management’s Response to those Issues

Note for readers of this English translation:

Excluding that below, Issues Facing Sony and Management’s Response to those Issues are the same as those found in the Trend Information section of the Annual Report on Form 20-F filed with the SEC on June 23, 2009.

URL: The Annual Report on Form 20-F filed with the SEC on June 23, 2009

http://www.sec.gov/Archives/edgar/data/313838/000095012309016105/k02095e20vf.htm

On July 30, 2009 Sony entered into an agreement to establish a joint venture company with Sharp to produce and sell large-sized LCD panels and modules (the “Joint Venture Agreement”).

On July 1, 2009, Sharp split out its new LCD panel plant located in Sakai City, which was under construction, and transferred it to Sharp Display Products Corporation (“SDP”), its wholly-owned subsidiary. SDP is scheduled to commence operations in October 2009. On December 29, 2009, as the first step toward the final investment ratio (66% by Sharp and 34% by Sony), Sony will invest 10 billion yen into SDP in exchange for new shares to be issued by SDP to Sony as third-party allocation. The Joint Venture Agreement further provides that, subject to its conditions, Sony will make a number of additional capital injections to SDP, resulting in a maximum 34% ownership by Sony of SDP by the end of April 2011. SDP will produce and sell large-sized LCD panels and modules, utilizing the new LCD panel production plant using the world's first 10th generation glass substrate. LCD panel production capacity is planned at 72,000 substrates of mother glass per month (initially 36,000 substrates per month).

iii) Research and Development

Note for readers of this English translation:

Excluding that below, Research and Development is the same as that found in the Research and Development section of the Annual Report on Form 20-F filed with the SEC on June 23, 2009.

URL: The Annual Report on Form 20-F filed with the SEC on June 23, 2009

http://www.sec.gov/Archives/edgar/data/313838/000095012309016105/k02095e20vf.htm

In order to enhance the efficiency of R&D, the “R&D, Common Software Platform” was established in June 2009 as an organization under the direct control of Sony Headquarters. At the same time, Sony reorganized its Corporate R&D Laboratories with some parts of Advanced Materials Laboratories and all of Display Device Development Group being transferred to Core Device Development Group.

Furthermore, in order to enhance preinstalled common software development efficiency, control of the Software Design Technology Center, established in April 2009 under the direct control of Sony Headquarters, was transferred to the “R&D, Common Software Platform” as well as other Corporate R&D Laboratories. The Common Software Center was also established under control of the “R&D, Common Software Platform.”

Research and development costs for the three months ended June 30, 2009 decreased 24.4 billion yen, or 19.7 percent, to 99.8 billion yen, compared with the same quarter of the previous fiscal year due to reorganization in R&D focused domains. The ratio of research and development costs to sales (which excludes the financial service revenue) increased from 6.9 percent to 7.3 percent due to sales decrease.

The bulk of research and development costs were incurred in the Consumer Products & Devices segment, and the Networked Products & Services segment. Expenses in the Consumer Products & Devices segment decreased 19.2 billion yen, or 24.1 percent, to 60.5 billion yen and expenses in the Networked Products & Services segment increased 0.9 billion yen, or 4.2 percent, to 22.3 billion yen. In the Consumer Products & Devices segment, approximately 75 percent of expenses was spent on the development of new product prototypes while the remaining 25 percent was spent on the development of mid- to long-term new technologies in such areas as next-generation displays, semiconductors, new materials and software.

(iv) Liquidity and Capital Resources

Note for readers of this English translation:

Excluding that below, there are no significant changes from the information presented in the Annual Report on Form 20-F filed with the SEC on June 23, 2009.

URL: The Annual Report on Form 20-F filed with the SEC on June 23, 2009

http://www.sec.gov/Archives/edgar/data/313838/000095012309016105/k02095e20vf.htm

Sony executed syndicated loans totaling 162.5 billion yen in June 2009 (3 year, 5 year and 7 year terms). The proceeds of these loans were partially used for the redemption of an 80 billion yen syndicated loan (executed in June 2006), which matured in June 2009, and the rest of the proceeds were used for funding general business activities, including working capital. In addition, Sony executed a 1 billion U.S. dollar long-term bank loan (3 year term) in July 2009. The proceeds of this loan have been used as general corporate funds for overseas operations, in regions including North America and Europe.

III    Property, Plant and Equipment

(1) Major Property, Plant and Equipment

There was no significant change during the three months ended June 30, 2009.

(2) Plans for the Purchase and Retirement of Major Property, Plant and Equipment

During the three months ended June 30, 2009, there was no significant change in the purchase and retirement of property, plant and equipment from the plan at March 31, 2009. During the three months ended June 30, 2009, there was no significant new firm plan for the purchase and retirement of major property, plant and equipment.

IV   Company Information

(1) Information on the Company’s Shares

i) Total Number of Shares

1) Total Number of Shares

Class	Total number of shares authorized to be issued
Common stock	3,600,000,000
Total	3,600,000,000

2) Number of Shares Issued

Class	Number of shares issued		Securities Exchanges where the shares are listed or registered/authorized Financial Instruments Firms Association	Description
	As of the end of the first quarterly period (June 30, 2009)	As of the filing date of the Quarterly Securities Report (August 12, 2009)
Common stock	1,004,535,364	1,004,535,364	Tokyo Stock Exchange Osaka Securities Exchange New York Stock Exchange London Stock Exchange	The number of shares constituting one full unit is one hundred (100).
Total	1,004,535,364	1,004,535,364	—	—

Notes:

1.	The Company’s shares of common stock are listed on the First Sections of the Tokyo Stock Exchange and the Osaka Securities Exchange in Japan.
2.

The number of shares issued as of the filing date of the Quarterly Securities Report does not include shares issued upon the exercise of stock acquisition rights (“SARs”) (including the conversion of convertible bonds issued under the previous Commercial Code in Japan) during August 2009, the month in which the Quarterly Securities Report (Shihanki Houkokusho) was filed.

ii) Stock Acquisition Rights

Note for readers of this English translation:

The Japanese-language Quarterly Securities Report includes a summary of the main terms and conditions of the SARs and convertible bonds listed below. A summary of such terms and conditions has previously been filed with or submitted to the SEC under Form 20-F, Form 6-K and Form S-8. There has been no change to such terms and conditions since the applicable date of such filings or submissions, except a revision of the total outstanding number of SARs issued and number of outstanding shares to be issued or transferred and outstanding balance of convertible bonds, as provided in the schedule below.

URL: The list of documents previously submitted by the Company

http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0000313838&owner=include&count=40

Stock acquisition rights (outstanding as of June 30, 2009)

Name (Date of shareholders’ resolution)	Total outstanding number of SARs issued	Number of outstanding shares of common stock to be issued or transferred
The first series of Common Stock Acquisition Rights (June 20, 2002)	9,878	987,800
The third series of Common Stock Acquisition Rights (June 20, 2002)	9,332	933,200
The fourth series of Common Stock Acquisition Rights (June 20, 2003)	8,145	814,500
The sixth series of Common Stock Acquisition Rights (June 20, 2003)	8,941	894,100
The seventh series of Common Stock Acquisition Rights (June 22, 2004)	9,540	954,000
The ninth series of Common Stock Acquisition Rights (June 22, 2004)	8,085	808,500
The tenth series of Common Stock Acquisition Rights (June 22, 2005)	10,093	1,009,300
The eleventh series of Common Stock Acquisition Rights (June 22, 2005)	10,717	1,071,700
The twelfth series of Common Stock Acquisition Rights (June 22, 2006)	10,579	1,057,900
The thirteenth series of Common Stock Acquisition Rights (June 22, 2006)	13,734	1,373,400
The fourteenth series of Common Stock Acquisition Rights (June 21, 2007)	7,962	796,200
The fifteenth series of Common Stock Acquisition Rights (June 21, 2007)	15,844	1,584,400
The sixteenth series of Common Stock Acquisition Rights (June 20, 2008)	8,318	831,800
The seventeenth series of Common Stock Acquisition Rights (June 20, 2008)	16,767	1,676,700

Convertible bonds (outstanding as of June 30, 2009)

Name (Date of issuance)	Outstanding balance
U.S. Dollar convertible bonds (April 17, 2000)	U.S. $45,427 thousand
U.S. Dollar convertible bonds (April 16, 2001)	U.S. $45,324 thousand
U.S. Dollar convertible bonds (April 15, 2002)	U.S. $32,626 thousand

iii) Status of Rights Plan

Not applicable.

iv) Changes in the Total Number of Shares Issued and the Amount of Common Stock

Period	Change in the total number of shares issued	Balance of the total number of shares issued	Change in the amount of common stock	Balance of the amount of common stock	Change in the capital reserve	Balance of the capital reserve
	(Thousands)	(Thousands)	(Millions of yen)	(Millions of yen)	(Millions of yen)	(Millions of yen)
From April 1 to June 30, 2009	—	1,004,535	—	630,765	—	837,453
Note:	The total number of shares, the amount of common stock and the capital reserve did not increase during the period from July 1 to July 31, 2009.

v)	Status of Major Shareholders

(As of June 30, 2009)

Name	Address	Number of shares held (Thousands)	Number of shares held as a percentage of total shares issued (%)
Moxley and Company *1 (Local Custodian: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	New York, U.S.A. (2-7-1, Marunouchi, Chiyoda-ku, Tokyo)	117,006	11.65
Japan Trustee Services Bank, Ltd.*2 (Trust account)	1-8-11, Harumi, Chuo-ku, Tokyo	63,493	6.32
Japan Trustee Services Bank, Ltd.*2 (Trust account 4G)	1-8-11, Harumi, Chuo-ku, Tokyo	59,971	5.97
The Master Trust Bank of Japan, Ltd. *2 (Trust account)	2-11-3, Hamamatsu-cho, Minato-ku, Tokyo	46,830	4.66
State Street Bank and Trust Company *3 (Local Custodian: Mizuho Corporate Bank, Ltd.)	Boston, U.S.A. (6-7, Nihonbashi Kabuto-cho, Chuo-ku, Tokyo)	24,038	2.39
The Chase Manhattan Bank, N.A. London Secs Lending Omnibus Account *3 (Local Custodian: Mizuho Corporate Bank, Ltd.)	London, U.K. (6-7, Nihonbashi Kabuto-cho, Chuo-ku, Tokyo)	11,042	1.10
SSBT OD05 Omnibus China Treaty 808150 *3 (Local Custodian: Sumitomo Mitsui Banking Corporation)	Sydney, Australia (1-1-2, Yuraku-cho, Chiyoda-ku, Tokyo)	10,546	1.05
Mellon Bank, N.A. as Agent for its Client Mellon Omnibus US Pension *3 (Local Custodian: Mizuho Corporate Bank, Ltd.)	Boston, U.S.A. (6-7, Nihonbashi Kabuto-cho, Chuo-ku, Tokyo)	10,222	1.02
State Street Bank and Trust Company 505225 *3 (Local Custodian: Mizuho Corporate Bank, Ltd.)	Boston, U.S.A. (6-7, Nihonbashi Kabuto-cho, Chuo-ku, Tokyo)	9,963	0.99
Investors Bank and Trust Company (West) - Treaty *3 (Local Custodian: Mizuho Corporate Bank, Ltd.)	Boston, U.S.A. (6-7, Nihonbashi Kabuto-cho, Chuo-ku, Tokyo)	9,047	0.90
Total		362,158	36.05

Notes:

*1.	Moxley and Company is the nominee of JPMorgan Chase Bank, N.A., which is the Depositary for holders of the Company’s American Depositary Receipts (“ADRs”).
*2.	The shares held by each corporation are held in trust for investors, including shares in securities investment trusts.
*3.	Each shareholder provides depositary services for shares owned by institutional investors, mainly in Europe and North America. They are also the nominees for these investors.
*4.

Dodge & Cox sent a copy of the “Amendment to the Bulk Shareholding Report” (which was filed with the Kanto Financial Bureau in Japan) to the Company as of August 6, 2009, after the end of the first quarterly period ended June 30, 2009, and reported that they held shares of the Company (including ADRs) as of July 31, 2009 as provided in the below table.

Name	Number of shares held (Thousands)	Number of shares held as a percentage of total shares issued (%)
Dodge & Cox	51,320	5.11

vi) Status of Voting Rights

1) Shares Issued

(As of June 30, 2009)

Classification	Number of shares of common stock	Number of voting rights (Units)	Description
Shares without voting rights	—	—	—
Shares with restricted voting rights (Treasury stock, etc.)	—	—	—
Shares with restricted voting rights (Others)	—	—	—
Shares with full voting rights (Treasury stock, etc.)	1,022,900	—	—
Shares with full voting rights (Others)	1,000,906,900	10,009,068	—
Fractional unit shares	2,605,564	—	Shares less than one full unit of stock (100 shares)
Total number of shares issued	1,004,535,364	—	—
Total voting rights held by all shareholders	—	10,009,068	—
Note:

Included in “Shares with full voting rights (Others)” under “Number of shares of common stock” are 22,100 shares of common stock (including 100 shares accounted for by the Registration of Lost Share Certificates) held under the name of Japan Securities Depository Center, Inc.  Also included in “Shares with full voting rights (Others)” under “Number of voting rights (Units)” are 220 units of voting rights (excluding 1 unit accounted for by the Registration of Lost Share Certificates) relating to the shares of common stock related to such shares with full voting rights held under the name of Japan Securities Depository Center, Inc.

2) Treasury Stock

(As of June 30, 2009)

Name of shareholder	Address of shareholder	Number of shares of common stock held under own name	Number of shares of common stock held under the names of others	Total number of shares of common stock held	Total of shares held to total shares issued (%)
Sony Corporation (Treasury stock)*1	1-7-1, Konan, Minato-ku, Tokyo	1,008,800	—	1,008,800	0.10
Kyoshin Technosonic Co., Ltd. (Cross-holding stock)*2	1-31-1, Nishi-Gotanda, Shinagawa-ku, Tokyo	12,600	1,500	14,100	0.00
Total	—	1,021,400	1,500	1,022,900	0.10

Notes:

*1.

In addition to the 1,008,800 shares listed here, there are 300 shares of common stock held by the Company in the register of shareholders that the Company does not beneficially own.  These shares are included in “Shares with full voting rights (Others)” in table 1 “Shares Issued” above.

*2.

Kyoshin Technosonic Co., Ltd. is a member of the stock ownership plan (The Sony Stock Ownership Plan, 1-7-1, Konan, Minato-ku, Tokyo), which is composed of the Company’s business partners and other members.  Kyoshin Technosonic Co., Ltd. holds 1,500 shares of the Company under the name thereof.

(2)	Stock Price Range

Highest and lowest prices during the past three months

Month of 2009	April	May	June
Highest (yen)*	2,655	2,760	2,800
Lowest (yen)*	2,050	2,380	2,430

* As quoted on the First Section of the Tokyo Stock Exchange.

(3)	Directors and Corporate Executive Officers

There were no changes in directors and corporate executive officers between the filing date of the Securities Report (Yukashoken Houkokusho) for the fiscal year ended March 31, 2009 and the filing date of this Quarterly Securities Report (Shihanki Houkokusho).

(1) Consolidated Financial Statements

(i) Consolidated Balance Sheets (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	At June 30, 2009	At March 31, 2009
ASSETS
Current assets:
Cash and cash equivalents	807,931	660,789
Call loan in the banking business	34,786	49,909
Marketable securities	488,856	466,912
Notes and accounts receivable, trade	936,046	963,837
Allowance for doubtful accounts and sales returns	(99,659)	(110,383)
Inventories	834,128	813,068
Deferred income taxes	170,074	189,703
Prepaid expenses and other current assets	661,301	586,800
Total current assets	3,833,463	3,620,635

Film costs	298,060	306,877

Investments and advances:
Affiliated companies	233,957	236,779
Securities investments and other	4,679,625	4,561,651
	4,913,582	4,798,430
Property, plant and equipment:
Land	159,284	155,665
Buildings	918,826	911,269
Machinery and equipment	2,360,201	2,343,839
Construction in progress	95,782	100,027
	3,534,093	3,510,800
Less – Accumulated depreciation	2,365,071	2,334,937
	1,169,022	1,175,863

Other assets:
Intangibles, net	401,445	396,348
Goodwill	443,493	443,958
Deferred insurance acquisition costs	406,186	400,412
Deferred income taxes	386,357	359,050
Other	514,854	511,938
	2,152,335	2,111,706

Total assets:	12,366,462	12,013,511

(Continued on following page.)

Consolidated Balance Sheets (Unaudited)

	Yen in millions
	At June 30, 2009	At March 31, 2009
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	229,189	303,615
Current portion of long-term debt	68,890	147,540
Notes and accounts payable, trade	668,169	560,795
Accounts payable, other and accrued expenses	949,395	1,036,830
Accrued income and other taxes	33,018	46,683
Deposits from customers in the banking business	1,329,784	1,326,360
Other	371,015	389,077
Total current liabilities	3,649,460	3,810,900

Long-term debt	1,067,052	660,147
Accrued pension and severance costs	357,265	365,706
Deferred income taxes	195,595	188,359
Future insurance policy benefits and other	3,618,878	3,521,060
Other	233,673	250,737
Total liabilities:	9,121,923	8,796,909
Commitments and contingent liabilities

Equity: Sony Corporation’s stockholders’ equity: Common stock, no par value –
At June 30, 2009–Shares authorized: 3,600,000,000, shares issued: 1,004,535,364	630,765
At March 31, 2009– Shares authorized: 3,600,000,000, shares issued: 1,004,535,364		630,765
Additional paid-in capital	1,155,613	1,155,034
Retained earnings	1,879,858	1,916,951
Accumulated other comprehensive income –
Unrealized gains on securities, net	49,331	30,070
Unrealized losses on derivative instruments, net	(2,455)	(1,584)
Pension liability adjustment	(173,220)	(172,709)
Foreign currency translation adjustments	(565,937)	(589,220)
	(692,281)	(733,443)
Treasury stock, at cost
Common stock At June 30, 2009–1,008,881 shares At March 31, 2009–1,013,287 shares	(4,606)	(4,654)
	2,969,349	2,964,653
Noncontrolling interests	275,190	251,949
Total equity:	3,244,539	3,216,602

Total liabilities and equity:	12,366,462	12,013,511

The accompanying notes are an integral part of these statements.

(ii) Consolidated Statements of Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Three Months Ended June 30
	2008	2009
Sales and operating revenue:
Net sales	1,775,262	1,354,765
Financial services revenue	178,382	223,352
Other operating revenue	25,400	21,736
	1,979,044	1,599,853
Costs and expenses:
Cost of sales	1,367,665	1,061,424
Selling, general and administrative	394,249	378,037
Financial services expenses	147,784	174,703
(Gain) loss on sale, disposal or impairment of assets, net	(1,853)	(3,669)
	1,907,845	1,610,495
Equity in net income (loss) of affiliated companies	2,240	(15,058)
Operating income (loss)	73,439	(25,700)
Other income:
Interest and dividends	7,782	4,420
Gain on sale of securities investments, net	142	31
Other	5,183	3,948
	13,107	8,399
Other expenses:
Interest	4,816	6,033
Loss on devaluation of securities investments	940	1,020
Foreign exchange loss, net	12,927	4,968
Loss on change in interest in subsidiaries and equity investees	12	-
Other	4,929	3,622
	23,624	15,643
Income (loss) before income taxes	62,922	(32,944)
Income taxes	19,001	(12,188)
Net income (loss)	43,921	(20,756)
Less - Net income attributable to noncontrolling interests	8,944	16,337
Net income (loss) attributable to Sony Corporation's stockholders	34,977	(37,093)

	Yen
	Three Months Ended June 30
	2008	2009
Per share data:		-
Net income (loss) attributable to Sony Corporation's stockholders
– Basic	34.86	(36.96)
– Diluted	33.28	(36.96)

The accompanying notes are an integral part of these statements.

(iii) Consolidated Statements of Cash Flows (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Three Months Ended June 30
	2008	2009
Cash flows from operating activities:
Net income (loss)	43,921	(20,756)
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities –
Depreciation and amortization, including amortization of deferred insurance acquisition costs	91,657	87,240
Amortization of film costs	54,106	67,280
Stock-based compensation expense	998	586
Accrual for pension and severance costs, less payments	(2,575)	(8,280)
(Gain) loss on sale, disposal or impairment of assets, net	(1,853)	(3,669)
Loss on sale or devaluation of securities investments, net	798	989
Gain on revaluation of marketable securities held in the financial service business for trading purpose, net	(10,423)	(8,683)
Gain on revaluation or impairment of securities investments held in the financial service business, net	(1,473)	(36,348)
Loss on change in interest in subsidiaries and equity investees	12	-
Deferred income taxes	(21,046)	(2,127)
Equity in net (income) loss of affiliated companies, net of dividends	(1,892)	15,805
Changes in assets and liabilities:
Decrease in notes and accounts receivable, trade	28,568	22,856
Increase in inventories	(137,682)	(11,911)
Increase in film costs	(57,095)	(65,392)
Increase in notes and accounts payable, trade	66,133	108,011
Decrease in accrued income and other taxes	(136,816)	(632)
Increase in future insurance policy benefits and other	56,841	81,652
Increase in deferred insurance acquisition costs	(20,745)	(17,352)
Increase in marketable securities held in the financial service business for trading purpose	(20,478)	(8,413)
Increase in other current assets	(59,965)	(55,599)
Decrease in other current liabilities	(63,789)	(79,151)
Other	(24,139)	(9,188)
Net cash provided by (used in) operating activities	(216,937)	56,918

(Continued on following page.)

Consolidated Statement of Cash Flows (Unaudited)

	Yen in millions
	Three Months Ended June 30
	2008	2009
Cash flows from investing activities:
Payments for purchases of fixed assets	(111,269)	(97,432)
Proceeds from sales of fixed assets	132,772	3,997
Payments for investments and advances by financial service business	(431,271)	(424,973)
Payments for investments and advances (other than financial service business)	(60,888)	(10,180)
Proceeds from maturities of marketable securities, sales of securities investments and collections of advances by financial service business	253,352	347,948
Proceeds from maturities of marketable securities, sales of securities investments and collections of advances (other than financial service business)	2,745	9,042
Other	297	(1,260)
Net cash used in investing activities	(214,262)	(172,858)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	2,534	413,913
Payments of long-term debt	(4,110)	(84,458)
Increase (decrease) in short-term borrowings, net	14,215	(86,116)
Increase in deposits from customers in the financial service business, net	117,458	25,603
Increase in call money in the banking business, net	-	12,600
Dividends paid	(12,577)	(12,623)
Proceeds from the issuance of shares under stock-based compensation plans	348	-
Other	(4,209)	(3,665)
Net cash provided by financing activities	113,659	265,254
Effect of exchange rate changes on cash and cash equivalents	18,873	(2,172)
Net increase (decrease) in cash and cash equivalents	(298,667)	147,142
Cash and cash equivalents at beginning of the fiscal year	1,086,431	660,789
Cash and cash equivalents at end of the period	787,764	807,931

The accompanying notes are an integral part of these statements.

Index to Notes to Consolidated Financial Statements

Sony Corporation and Consolidated Subsidiaries

Notes to Consolidated Financial Statements

Sony Corporation and Consolidated Subsidiaries

1. Summary of significant accounting policies

Sony Corporation and its subsidiaries in Japan maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan while its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in the countries of their domiciles. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except for certain disclosures which have been omitted.

(1) Newly adopted accounting pronouncements:

Accounting for collaborative arrangements -

In December 2007, the Financial Accounting Standards Board (“FASB”) ratified Emerging Issues Task Force (“EITF”) Issue No. 07-1, “Accounting for Collaborative Arrangements.” EITF Issue No. 07-1 defines collaborative arrangements and requires that transactions with third parties that do not participate in the arrangement be reported in the appropriate income statement line items pursuant to the guidance in EITF Issue No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent.” Income statement classification of payments made between participants of a collaborative arrangement is to be based on other applicable authoritative accounting literature. Sony Corporation and its consolidated subsidiaries (hereinafter collectively referred to as “Sony”) retroactively adopted EITF Issue No. 07-1 on April 1, 2009. The adoption of EITF Issue No. 07-1 did not have a material impact on Sony’s results of operations and financial position.

Business combinations -

In December 2007, the FASB issued Statement of Financial Accounting Standards (“FAS”) No. 141(R), “Business Combinations,” which applies for Sony prospectively to business combinations for which the acquisition date is on or after April 1, 2009. FAS No. 141(R) requires that the acquisition method of accounting be applied to a broader range of business combinations, amends the definition of a business combination, provides a definition of a business, requires an acquirer to recognize an acquired business at its fair value at the acquisition date, and requires the assets acquired and liabilities assumed in a business combination to be measured and recognized at their fair values as of the acquisition date, with limited exceptions. Also, under FAS No. 141(R), changes in deferred tax asset valuation allowances and acquired income tax uncertainties after the acquisition date generally will affect income tax expense in periods subsequent to the acquisition date. Adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to April 1, 2009 would also apply the provisions of FAS No. 141(R). The adoption of FAS No. 141(R) did not have a material impact on Sony’s results of operations and financial position.

In April 2009, the FASB issued FASB Staff Positions (“FSP”) No. FAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies,” to amend FAS No. 141(R). FSP No. FAS 141(R)-1 addresses the initial recognition, measurement and subsequent accounting for assets and liabilities arising from contingencies in a business combination, and requires that such assets acquired or liabilities assumed be initially recognized at fair value at the acquisition date if fair value can be determined during the measurement period. If the acquisition-date fair value cannot be determined, the asset acquired or liability assumed arising from a contingency is recognized only if certain criteria are met. For Sony, FSP No. FAS 141(R)-1 is effective for assets acquired or liabilities assumed arising from contingencies in business combinations for which the acquisition date is on or after April 1, 2009. The adoption of FSP No. FAS 141(R)-1 did not have a material impact on Sony’s results of operations and financial position.

Noncontrolling interests in consolidated financial statements -

In December 2007, the FASB issued FAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51.” FAS No. 160 requires that the noncontrolling interests in the equity of a subsidiary be accounted for and reported as equity, provides revised guidance on the treatment of net income and losses attributable to the noncontrolling interests and changes in ownership interests in a subsidiary and requires additional disclosures that identify and distinguish between the interests of the controlling and noncontrolling owners. Pursuant to the transition provisions of FAS No. 160, Sony adopted the statement on April 1, 2009, via retrospective application of the presentation and disclosure requirements. Upon the adoption of FAS No. 160, noncontrolling interests, which were previously referred to as minority interest and classified between total liabilities and stockholders’ equity on the consolidated balance sheets, are now included as a separate component of total equity. In addition, the net income (loss) on the consolidated statements of income now includes the net income attributable to noncontrolling interests. These financial statement presentation requirements have been adopted retrospectively and prior year amounts in the consolidated financial statements have been reclassified or adjusted to conform to FAS No. 160. The adoption of FAS No. 160 did not have a material impact on Sony’s results of operations and financial position.

Determination of the useful life of intangible assets -

In April 2008, the FASB issued FSP No. FAS 142-3, “Determination of the Useful Life of Intangible Assets,” which amends the list of factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under FAS No. 142, “Goodwill and Other Intangible Assets.” The new guidance applies to (1) intangible assets that are acquired individually or with a group of other assets and (2) intangible assets acquired in both business combinations and asset acquisitions. Under FSP No. FAS 142-3, entities estimating the useful life of a recognized intangible asset must consider their historical experience in renewing or extending similar arrangements or, in the absence of historical experience, must consider assumptions that market participants would use about renewal or extension. For Sony, FSP No. FAS 142-3 will require certain additional disclosures in future periods after the effective date of April 1, 2009, and application to useful life estimates prospectively for intangible assets acquired after March 31, 2009. Sony adopted FSP No. FAS 142-3 on April 1, 2009. The adoption of FSP No. FAS 142-3 did not have a material impact on Sony’s results of operations and financial position.

Equity method investment accounting -

In November 2008, the FASB ratified EITF Issue No. 08-6, “Equity Method Investment Accounting Considerations,” which addresses certain effects of FAS Nos. 141(R) and 160 on an entity’s accounting for equity-method investments. The consensus indicates, among other things, that transaction costs for an investment should be included in the cost of the equity-method investment (and not expensed) and shares subsequently issued by the equity-method investee that reduce the investor’s ownership percentage should be accounted for as if the investor had sold a proportionate share of its investment, with gains or losses recorded through earnings. Sony adopted EITF Issue No. 08-6 on April 1, 2009. The adoption of EITF Issue No. 08-6 did not have a material impact on Sony’s results of operations and financial position.

Recognition and presentation of other-than-temporary impairments -

In April 2009, the FASB issued FSP No. FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments.” The FSP is intended to provide greater clarity to investors about the credit and noncredit component of an other-than-temporary impairment event and to more effectively communicate when an other-than-temporary impairment event has occurred. The FSP applies to debt securities only and requires separate display of losses related to credit deterioration and losses related to other market factors. When an entity does not intend to sell a debt security and it is more likely than not that the entity will not have to sell the debt security before recovery of its cost basis, it must recognize the credit component of an other-than-temporary impairment in earnings and the remaining portion in other comprehensive income. In addition, upon adoption of the FSP, an entity is required to record a cumulative-effect adjustment as of the beginning of the period of adoption to reclassify the noncredit component of a previously recognized other-than-temporary impairment from retained earnings to accumulated other comprehensive income. Sony adopted FSP No. FAS 115-2 and FAS 124-2 on April 1, 2009. The adoption of FSP No. FAS 115-2 and FAS 124-2 did not have a material impact on Sony’s results of operations and financial position. The disclosures required by FAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” and FSP No. FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” are omitted.

Fair value measurements -

In September 2006, FASB issued FAS No. 157, “Fair Value Measurements.” FAS No. 157 establishes a framework for measuring fair value, clarifies the definition of fair value, and expands disclosures about the use of fair value measurements. FAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. In February 2008, the FASB issued FSP FAS 157-2, “Effective Date of FASB Statement No. 157,” FSP No. FAS 157-2 partially delayed the effective date of FAS No. 157 for Sony until April 1, 2009 for certain nonfinancial assets and liabilities. The adoption of FAS No. 157 as it relates to nonfinancial assets and liabilities that are recognized or disclosed at fair value in Sony's financial statements on a nonrecurring basis did not have a material impact on Sony’s consolidated results of operations and financial position.

In April 2009, the FASB issued FSP No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly.” FSP No. FAS 157-4 provides additional authoritative guidance to assist both issuers and users of financial statements in determining whether a market is active or inactive, and whether a transaction is distressed. FSP No. FAS 157-4 is effective for Sony as of April 1, 2009, and is applied prospectively. The adoption of FSP No. FAS 157-4 did not have a material impact on Sony’s results of operations and financial position. Certain disclosures required by FAS No. 157 are omitted.

Subsequent events -

In May 2009, the FASB issued FAS No. 165, “Subsequent Events.” The objective of FAS No. 165 is to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. FAS No. 165 sets forth: (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. FAS No. 165 is effective for Sony from the first quarter of the fiscal year ending March 31, 2010, and its adoption did not have a material impact on Sony’s results of operations and financial position.

(2)	Changes in accounting policies, procedures and presentation rules applied in the preparation of the interim consolidated financial statements:

Business segment realignment -

Sony realigned its reportable segments effective from the first quarter of the fiscal year ending March 31, 2010 to reflect Sony’s reorganization as of April 1, 2009, primarily repositioning operations previously reported within the Electronics and Game segments and establishing the Consumer Products & Devices, Networked Products & Services and B2B & Disc Manufacturing segments. The Consumer Products & Devices segment includes products such as televisions, digital imaging, audio and video, semiconductors, and components. The equity results of S-LCD Corporation, a joint-venture with Samsung Electronics Co., Ltd., are also included within the Consumer Products & Devices segment. The Networked Products & Services segment includes game products as well as PC and other networked products. The B2B & Disc Manufacturing segment is comprised of the B2B business, including broadcast-and professional-use products, as well as the Blu-ray DiscTM, DVD and CD disc manufacturing business. Additionally, Music is a new segment effective from the first quarter of the fiscal year ending March 31, 2010. The Music segment includes Sony Music Entertainment, Sony Music Entertainment (Japan) Inc., and a 50% owned U.S. based joint-venture in the music publishing business, Sony/ATV Music Publishing LLC. For the three months ended June 30, 2008, equity in net loss for SONY BMG MUSIC ENTERTAINMENT is reflected in the Music segment’s operating income. The equity earnings from Sony Ericsson Mobile Communications AB (“Sony Ericsson”) are presented as a separate segment and were previously included in the Electronics segment. All Other consists of various operating activities, including So-net Entertainment Corporation and an advertising agency business in Japan. In connection with the realignment, all prior period amounts in the segment disclosures have been restated to conform to the current presentation.

(3)	Accounting methods used specifically for interim consolidated financial statements:

Income Taxes -

Sony estimates the annual effective tax rate (“ETR”) derived from a projected annual net income before taxes and calculates interim period income tax provision based on the year-to-date income tax provision computed by applying the ETR to the year-to-date net income before taxes at the end of each interim period. The income tax provision based on the ETR reflects anticipated income tax credits and net operating loss carryforwards; however, it excludes income tax provision related to significant unusual or extraordinary transactions. Such income tax provision will be separately reported from the provision based on the ETR in the interim period in which they occur.

(4)	Reclassifications:

Certain reclassifications of the financial statements for the fiscal year ended March 31, 2009 have been made to conform to the presentation for the three months ended June 30, 2009.

2. Fair value measurements

The fair value of Sony’s assets and liabilities that are measured at fair value on a recurring basis is as follows:

	Yen in millions
	At June 30, 2009
	Level 1	Level 2	Level 3	Total

Assets:
Trading securities	145,309	155,374	1,408	302,091
Available-for-sale securities
Debt securities	54,295	2,163,946	49,800	2,268,041
Equity securities	138,032	21,550	3,720	163,302
Other	4,498	-	61,658	66,156
Derivative assets *	-	26,492	-	26,492
Total assets	342,134	2,367,362	116,586	2,826,082
Liabilities:
Derivative liabilities *	-	34,853	-	34,853
Total liabilities	-	34,853	-	34,853

	Yen in millions
	At March 31, 2009
	Level 1	Level 2	Level 3	Total

Assets:
Trading securities	123,080	160,240	3,003	286,323
Available-for-sale securities
Debt securities	44,794	2,356,876	59,428	2,461,098
Equity securities	92,464	21,164	3,562	117,190
Other	3,877	-	59,781	63,658
Derivative assets *	-	24,401	-	24,401
Total assets	264,215	2,562,681	125,774	2,952,670
Liabilities:
Derivative liabilities *	-	36,386	-	36,386
Total liabilities	-	36,386	-	36,386

* Derivative assets and liabilities are recognized and disclosed on a gross basis.

3. Supplemental equity and comprehensive income information

A reconciliation of the beginning and ending carrying amounts of Sony Corporation’s stockholders’ equity, noncontrolling interests, and the total equity for the three months ended June 30, 2008 is as follows:

		Yen in millions
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2008	3,465,089	276,849	3,741,938
Dividends	-	(4,030)	(4,030)
Stock-based compensation and other	1,244	(39)	1,205
Comprehensive income:
Net income	34,977	8,944	43,921
Other comprehensive income, net of tax ―
Unrealized gains (losses) on securities	(13,857)	(8,795)	(22,652)
Unrealized gains (losses) on derivative instruments	1,598	-	1,598
Pension liability adjustment	(58)	-	(58)
Foreign currency translation adjustments	100,518	880	101,398
Total comprehensive income	123,178	1,029	124,207
Balance at June 30, 2008	3,589,511	273,809	3,863,320

A reconciliation of the beginning and ending carrying amounts of Sony Corporation’s stockholders’ equity, noncontrolling interests, and the total equity for the three months ended June 30, 2009 is as follows:

		Yen in millions
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2009	2,964,653	251,949	3,216,602
Dividends	-	(3,374)	(3,374)
Stock-based compensation and other	627	98	725
Comprehensive income:
Net income (loss)	(37,093)	16,337	(20,756)
Other comprehensive income, net of tax ―
Unrealized gains (losses) on securities	19,261	10,122	29,383
Unrealized gains (losses) on derivative instruments	(871)	-	(871)
Pension liability adjustment	(511)	-	(511)
Foreign currency translation adjustments	23,283	58	23,341
Total comprehensive income	4,069	26,517	30,586
Balance at June 30, 2009	2,969,349	275,190	3,244,539

There was no material effect of changes in Sony Corporation’s ownership interest in its subsidiaries on Sony Corporation’s stockholders’ equity for the three months ended June 30, 2008 and June 30, 2009.

4. Reconciliation of the differences between basic and diluted net income (loss) attributable to Sony Corporation’s stockholders per share (“EPS”)

Reconciliation of the differences between basic and diluted EPS for the three months ended June 30, 2008 and 2009 is as follows:

	Yen in millions
	Three Months Ended June 30
	2008	2009
Net income (loss) attributable to Sony Corporation's stockholders for basic and diluted EPS computation	34,977	(37,093)

	Thousands of shares
Weighted-average shares	1,003,466	1,003,529
Effect of dilutive securities:
Stock acquisition rights	1,425	-
Convertible bonds	46,257	-
Weighted-average shares for diluted EPS computation	1,051,148	1,003,529

	Yen
Basic EPS	34.86	(36.96)
Diluted EPS	33.28	(36.96)

Potential shares of common stock upon the exercise of stock acquisition rights, which were excluded from the computation of diluted EPS for the three months ended June 30, 2008 and 2009 were 10,907 thousand shares and 16,423 thousand shares, respectively. The potential shares were excluded as anti-dilutive in the three months ended June 30, 2008 as the exercise price for those shares was in excess of the average market value of Sony’s common stock during those period, and the potential shares were excluded as anti-dilutive for the three months ended June 30, 2009 due to Sony incurring a net loss for the period.

5. Commitments and contingent liabilities

(1)	Commitments:

A. Loan commitments

Commitments outstanding at June 30, 2009 totaled 247,150 million yen.

Subsidiaries in the Financial Services segment have entered into loan agreements with their customers in accordance with the condition of the contracts. As of June 30, 2009, the total unused portion of the line of credit extended under these contracts was 247,150 million yen.

B. Purchase commitments and other

Commitments outstanding at June 30, 2009 amounted to 311,627 million yen. The major components of these commitments are as follows:

In the ordinary course of business, Sony makes commitments for the purchase of property, plant and equipment. As of June 30, 2009, such commitments outstanding were 47,576 million yen.

Certain subsidiaries in the Pictures segment have entered into agreements with creative talent for the development and production of films and television programming as well as agreements with third parties to acquire completed films, or certain rights thereon, and to acquire the rights to broadcast certain live action sporting events. These agreements cover various periods through March 31, 2017. As of June 30, 2009, these subsidiaries were committed to make payments under such contracts of 131,435 million yen.

Certain subsidiaries in the Music segment have entered into long-term contracts with recording artists and companies for the production and/or distribution of prerecorded music and videos. These contracts cover various periods mainly through June 30, 2014. As of June 30, 2009, these subsidiaries were committed to make payments of 38,230 million yen under such long-term contracts.

(2)	Contingent liabilities:

Sony had contingent liabilities including guarantees given in the ordinary course of business, which amounted to 44,704 million yen at June 30, 2009. The major components of the contingent liabilities are as follows:

Sony has issued a guarantee to the creditor of a third party investor pursuant to which Sony will provide a minimum offer of 300 million U.S. dollars to the creditor to purchase certain assets that are being held as collateral by the third party creditor against the obligation of the third party investor. At June 30, 2009, the fair value of the collateral exceeded 300 million U.S. dollars.

The European Commission (“EC”) issued the Waste Electrical and Electronic Equipment (“WEEE”) directive in February 2003. The WEEE directive requires electronics producers after August 2005 to finance the cost for collection, treatment, recovery and safe disposal of waste products. In most member states of the European Union, the directive has been transposed into national legislation subject to which Sony recognizes the liability for obligations associated with WEEE. At June 30, 2009, the accrued amounts in respect to WEEE have not been significant. However, Sony will continue to evaluate the impact of this regulation.

Sony Corporation and certain subsidiaries are defendants in several pending lawsuits and are subject to inquiries by various government authorities. However, based upon the information currently available to both Sony and its legal counsel, the management of Sony believes that damages from such lawsuits or inquiries, if any, are not likely to have a material effect on Sony's consolidated financial statements.

6. Business segment information

The reportable segments presented below are the segments of Sony for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. Sony’s CODM is its Chairman, Chief Executive Officer and President.

Sony realigned its reportable segments effective from the first quarter of the fiscal year ending March 31, 2010 to reflect Sony’s reorganization as of April 1, 2009, primarily repositioning operations previously reported within the Electronics and Game segments and establishing the Consumer Products & Devices, Networked Products & Services and B2B & Disc Manufacturing segments. Additionally, Music is a new segment effective from the first quarter of the fiscal year ending March 31, 2010. In connection with the realignment, all prior period amounts in the segment disclosures have been restated to conform to the current presentation.

The Consumer Products & Devices segment includes products such as televisions, digital imaging, audio and video, semiconductors, and components. The equity results of S-LCD Corporation, a joint-venture with Samsung Electronics Co., Ltd., are also included within the Consumer Products & Devices segment. The Networked Products & Services segment includes game products as well as PC and other networked products. The B2B & Disc Manufacturing segment is comprised of the B2B business, including broadcast-and professional-use products, as well as the Blu-ray DiscTM, DVD and CD disc manufacturing business. The Pictures segment develops, produces and manufactures image-based software, including film, video, and television mainly in the U.S., and markets, distributes and broadcasts in the worldwide market. The Music segment includes Sony Music Entertainment, Sony Music Entertainment (Japan) Inc., and a 50% owned U.S. based joint-venture in the music publishing business, Sony/ATV Music Publishing LLC. For the three months ended June 30, 2008, equity in net loss for SONY BMG MUSIC ENTERTAINMENT is reflected in the Music segment’s operating income. The Financial Services segment primarily represents individual life insurance and non-life insurance businesses in the Japanese market, leasing and credit financing businesses and a bank business in Japan. The equity earnings from Sony Ericsson are presented as a separate segment and were previously included in the Electronics segment. All Other consists of various operating activities, including So-net Entertainment Corporation and an advertising agency business in Japan. Sony’s products and services are generally unique to a single operating segment.

Business segments -

Sales and operating revenue for the three months ended June 30, 2008 and 2009 are as follows:

	Yen in millions
	Three Months Ended June 30
	2008	2009
Sales and operating revenue:
Consumer Products & Devices -
Customers	982,229	702,258
Intersegment	82,288	71,126
Total	1,064,517	773,384
Networked Products & Services -
Customers	377,733	238,046
Intersegment	16,659	8,801
Total	394,392	246,847
B2B & Disc Manufacturing -
Customers	118,869	81,952
Intersegment	19,469	17,108
Total	138,338	99,060
Pictures -
Customers	159,638	170,020
Intersegment	-	-
Total	159,638	170,020
Music -
Customers	49,842	106,382
Intersegment	5,646	2,445
Total	55,488	108,827
Financial Services -
Customers	178,382	223,352
Intersegment	4,643	4,199
Total	183,025	227,551
All Other -
Customers	85,521	62,229
Intersegment	-	-
Total	85,521	62,229
Corporate and elimination	(101,875)	(88,065)
Consolidated total	1,979,044	1,599,853

Consumer Products & Devices intersegment amounts primarily consist of transactions with the Networked Products & Services segment.

Networked Products & Services intersegment amounts primarily consist of transactions with the Consumer Products & Devices segment.

B2B & Disc Manufacturing intersegment amounts primarily consist of transactions with the Networked Products & Services, Pictures and Music segments.

Corporate and elimination includes certain brand, patent and royalty income.

Segment profit or loss for the three months ended June 30, 2008 and 2009 are as follows:

	Yen in millions
	Three Months Ended June 30
	2008	2009
Operating income (loss):
Consumer Products & Devices	36,073	(1,960)
Networked Products & Services	4,620	(39,734)
B2B & Disc Manufacturing	8,871	(12,425)
Pictures	(8,262)	1,808
Music	4,650	5,375
Financial Services	30,577	48,215
Equity in net income (loss) of Sony Ericsson	574	(14,476)
All Other	2,780	587
Total	79,883	(12,610)
Corporate and elimination	(6,444)	(13,090)
Consolidated operating income (loss)	73,439	(25,700)
Other income	13,107	8,399
Other expenses	(23,624)	(15,643)
Consolidated income (loss) before income taxes	62,922	(32,944)

Operating income (loss) is Sales and operating revenue less Costs and expenses, and includes Equity in net income (loss) of affiliated companies.

Corporate and elimination includes certain restructuring costs and other corporate expenses, which are attributable principally to headquarters and are not allocable to each segment.

Other Significant Items:

The following table is a breakdown of Consumer Products & Devices segment and Networked Products & Services segment sales and operating revenue to external customers by product category. The Consumer Products & Devices segment and Networked Products & Services segment are managed as single operating segments by Sony’s management.

	Yen in millions
	Three Months Ended June 30
Sales and operating revenue:	2008	2009
Consumer Products & Devices
Televisions	311,518	237,144
Digital Imaging	275,622	184,763
Audio and Video	135,803	106,185
Semiconductors	77,390	61,428
Components	179,610	111,642
Other	2,286	1,096
Total	982,229	702,258

Networked Products & Services
Game	214,991	110,514
PC and Other Networked Businesses	162,203	126,026
Other	539	1,506
Total	377,733	238,046

Sony realigned its product category configuration from the first quarter of the fiscal year ended March 31, 2010, to reflect the segment reclassification. In connection with the realignment, all prior period product category amounts in the table above have been restated to conform to the current presentation. In the Consumer Products & Devices segment, “Televisions” includes LCD televisions, “Digital Imaging” includes compact digital cameras, digital single-lens reflex cameras and video cameras, “Audio and Video” includes home audio, Blu-ray disc players and recorders, “Semiconductors” includes image sensors and small and medium sized LCD panels, and “Components” includes batteries, recording media and data recording systems. In the Networked Products & Services segment, “Game” includes game consoles and software, and “PC and Other Networked Businesses” includes personal computers and memory-based portable audio devices.

Geographic Information -

Sales and operating revenue attributed to countries based on location of customers for the three months ended June 30, 2008 and 2009 are as follows:

	Yen in millions
	Three Months Ended June 30
Sales and operating revenue:	2008	2009
Japan	519,313	494,721
U.S.A.	433,500	371,317
Europe	461,689	323,195
Other Areas	564,542	410,620
Total	1,979,044	1,599,853

There are not any individually material countries with respect to the sales and operating revenue included in Europe and Other areas.

Transfers among reportable business or geographic segments are made at arms-length prices.

There were no sales and operating revenue with any single major external customer for the three months ended June 30, 2008 and 2009.

The following information shows sales and operating revenue and operating income (loss) by geographic origin for the three months ended June 30, 2008 and 2009. In addition to the disclosure requirements under FAS No. 131, Sony discloses this supplemental information in accordance with disclosure requirements of the Financial Instruments and Exchange Act of Japan, to which Sony, as a Japanese public company, is subject.

	Yen in millions
	Three Months Ended June 30
	2008	2009
Sales and operating revenue:
Japan -
Customers	527,801	488,129
Intersegment	1,020,012	656,129
Total	1,547,813	1,144,258
U.S.A. -
Customers	492,838	432,594
Intersegment	91,095	59,883
Total	583,933	492,477
Europe -
Customers	434,117	293,655
Intersegment	16,299	17,655
Total	450,416	311,310
Other -
Customers	497,458	369,861
Intersegment	471,504	323,133
Total	968,962	692,994

Corporate and elimination	(1,572,080)	(1,041,186)

Consolidated total	1,979,044	1,599,853

Operating income (loss):
Japan	90,566	13,009
U.S.A.	(18,404)	(2,833)
Europe	(415)	(40,695)
Other	29,507	26,739
Corporate and elimination	(27,815)	(21,920)

Consolidated total	73,439	(25,700)

7. Subsequent event

Sony evaluated subsequent events through August 12, 2009, the date the consolidated financial statements for the three months ended June 30, 2009 were issued.

On July 28, 2009, Sony borrowed 1,000 million U.S. dollars cash from a bank due July 28, 2012.

(2) Other Information

Not applicable.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION (Registrant)
By:	/s/ Nobuyuki Oneda
(Signature) Nobuyuki Oneda Executive Deputy President and Chief Financial Officer